

September 7, 2010

David M. Ratcliffe
Chairman, President and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard N.W.
Atlanta, Georgia 30308

> **Re: The Southern Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2010**
> **File No. 001-03526**

Dear Mr. Ratcliffe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Risk Factors, page I-16

1. We note your disclosure on pages II-23 to II-24 and similar disclosure on pages II-68 to II-71 regarding your environmental litigation proceedings. Please enhance your Risk Factor section to include a separate risk factor disclosing risks associated with litigation or tell us why you do not believe a separate risk factor is necessary.

Definitive Proxy Statement on Schedule 14A filed April 13, 2010

Election of Directors, page 13

2. We note your description of Mr. Hood's director qualifications on page 18. Please enhance your disclosure of Mr. Hood's business experience during the past five years to include his principal occupation and employment during such time period. Please see Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 32

3. We note your statement on page 35 that "[t]he Company specifically looks at the market data for chief executive officer positions and other positions in terms of scope of responsibilities…[and] [b]ased on that data, the Company recommends to the Compensation Committee a total target compensation opportunity for each named executive." We further note that the Compensation and Management Succession Committee charter on your website discusses involvement of your finance committee in helping shape executive compensation and such involvement is not mentioned in this Definitive Proxy Statement. Please enhance your disclosure to discuss who at the "Company" makes recommendations to your compensation committee and, to the extent material, the role of your finance committee in determining executive compensation. Please see Item 407(e)(3)(ii) of Regulation S-K.

Market Data, page 35

4. We note your indication on page 37 that "[b]ecause Mr. Bower's base salary was more than 10% below the median of the market data…a 6% salary increase…was approved by the Compensation Committee." According to your summary compensation table, we note that several of your other named executive officers also received a 3 to 6 percent salary increase. Please explain why your compensation committee determined that such increases were appropriate for officers other than Mr. Bower.

Description of Key Compensation Components, page 37

5. With respect to your Performance Pay Program, please disclose the Corporate-wide weighted average ROE percentage.

2010 Executive Compensation Program Changes, page 45

6. We note your compensation committee made key changes to both your annual and long-term performance based compensation programs in 2009. Please enhance your disclosure to discuss why your compensation committee decided to make these changes. Please also explain why your compensation committee decided to replace associated performance dividends with performance share units. Please see Item 402(b)(iv) of Regulation S-K.

<u>Certain Relationships and Related Transactions, page 64</u>

7. Please revise to describe your policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Please see Item 404(b) of Regulation S-K. While we understand that you have no such policy in writing, we presume that you have in place policies and procedures that you follow with respect to the types of transactions covered, standards applied and responsible persons who apply such policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director